SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mindspeed Technologies, Inc.
(Name of Subject Company (issuer))

Mindspeed Technologies, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share, of Mindspeed Technologies, Inc.
(Title of Class of Securities)
602682205
(CUSIP Number of Class of Securities)
Brandi R. Steege
Vice President, Legal, and Secretary
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660
(949) 579-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Robert M. Mattson, Jr.
Michael T. Frank
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California, 94304
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$6,513,486	$363.45

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 902,698 shares of common stock, par value $0.01 per share, of Mindspeed Technologies, Inc. having an aggregate value of $6,513,486 will be cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,414
Form or Registration No.: 333-123193
Filing Party: Mindspeed Technologies, Inc.
Date Filed: March 8, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
INDEX TO EXHIBITS
EX-99.(A)(1)
EX-99.(A)(2)
EX-99.(A)(3)
EX-99.(A)(4)
EX-99.(A)(5)
EX-99.(A)(6)
EX-99.(D)(2)
EX-99.(D)(3)
EX-99.(D)(5)

ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 10, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address.
The name of the issuer is Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). Mindspeed’s principal executive offices are located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, and its telephone number is (949) 579-3000.
(b) Securities.
This Schedule TO relates to an offer by the Company to eligible employees of the Company or its subsidiaries to exchange certain options (the “Old Options”) outstanding under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan (the “LTIP”) and the Mindspeed Technologies, Inc. 2003 Stock Option Plan (the “SOP” and, with the LTIP, the “Plans”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), for new stock options (the “New Options”) to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form. The New Options will be granted under the Plan under which the Old Option was originally granted and upon the terms and conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer to Exchange and the Election Form, as they may be amended from time to time, are referred to as the “Option Exchange Program.”
Directors, named executive officers, consultants and former employees of the Company are not eligible to participate in the Option Exchange Program.
As of April 3, 2009, there were 2,410,194 shares underlying options outstanding under the Plans. Of the outstanding options, options to purchase 902,698 shares are eligible for exchange under the Option Exchange Program.
(c) Trading Market and Price.
The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference. No trading market exists for the options to purchase Common Stock that are subject to the Offer to Exchange.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address.
The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“New Options; Expiration Date”), Section 3 (“Procedures for Electing to Participate in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Old Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 8 (“Source and Amount of Consideration”), Section 11 (“Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Tax Consequences”), Section 14 (“Material Income Tax Consequences and Certain Other Considerations for Employees Who Reside Outside the United States”) and Section 15 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.
(b) Purchases.
The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth in the Offer to Exchange under Section 11 (“Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.
(c) Plans.
The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds.
The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration”) is incorporated herein by reference.
(b) Conditions.
Not applicable.
(d) Borrowed Funds.
Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership.
The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
(b) Securities Transactions
The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or Recommendations.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information.
The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Mindspeed; Factors That You Should Consider When Making Your Decision”) and Section 17 (“Additional Information”), and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended October 3, 2008, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended January 2, 2009, is incorporated herein by reference.
(b) Pro Forma Information.
Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information.
Not applicable.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange dated April 10, 2009

(a)(2)	Election Form

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate

(a)(4)	Form of Confirmation to Employees of Receipt of Election to Withdraw

(a)(5)	Form of E-mail to Eligible Option Holders

(a)(6)	Form of Reminder E-mails to Eligible Option Holders

(a)(7)	The Company’s Annual Report on Form 10-K for the year ended October, 3, 2008, filed with the Securities and Exchange Commission on December 16, 2008 (incorporated herein by reference)

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended January 2, 2009, filed with the Securities and Exchange Commission on February 10, 2009 (incorporated herein by reference)

(a)(9)	The Company’s Current Report on Form 8-K dated January 12, 2009, filed with the Securities and Exchange Commission on January 16, 2009 (incorporated herein by reference)

(a)(10)	The Company’s Current Report on Form 8-K dated January 30, 2009, filed with the Securities and Exchange Commission on February 5, 2009 (incorporated herein by reference)

(a)(11)	The Company’s Current Report on Form 8-K dated February 2, 2009, filed with the Securities and Exchange Commission on February 2, 2009 (incorporated herein by reference)

(a)(12)	The Company’s Current Report on Form 8-K dated March 10, 2009, filed with the Securities and Exchange Commission on March 13, 2009 (incorporated herein by reference)

(a)(13)	The Company’s Current Report on Form 8-K dated March 16, 2009, filed with the Securities and Exchange Commission on March 18, 2009 (incorporated herein by reference)

(a)(14)	The Company’s Current Report on Form 8-K dated March 24, 2009, filed with the Securities and Exchange Commission on March 30, 2009 (incorporated herein by reference)

(b)	Not Applicable

(d)(1)	Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, as amended and restated as of January 19, 2009 (incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 10, 2009, filed with the Securities and Exchange Commission on March 13, 2009)

(d)(2)	Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan

(d)(3)	Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan

(d)(4)	Mindspeed Technologies, Inc. 2003 Stock Option Plan, as amended and restated on January 22, 2009 (incorporated herein by reference to Appendix C of the Company’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on January 29, 2009)

(d)(5)	Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Stock Option Plan

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 9, 2009	Mindspeed Technologies, Inc.

	By:	/s/ Brandi R. Steege Brandi R. Steege
Vice President, Legal, and Secretary

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange dated April 10, 2009

(a)(2)	Election Form

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate

(a)(4)	Form of Confirmation to Employees of Receipt of Election to Withdraw

(a)(5)	Form of E-mail to Eligible Option Holders

(a)(6)	Form of Reminder E-mails to Eligible Option Holders

(d)(2)	Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan

(d)(3)	Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan

(d)(5)	Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Stock Option Plan